Extreme Home Staging, Inc.
(Name changed to Q Lotus Holdings, Inc.)
500 North Dearborn Street, Suite 605
Chicago, IL 60654
Tel:   312-379-1800
Fax:   312-379-1801

August 13, 2010

VIA EDGAR TRANSMISSION

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
Attention: Jennifer Thompson, Branch Chief

Re:           Extreme Home Staging, Inc.
Form 8-K/A Filed June 16, 2010
File No. 0-52955

Ladies and Gentlemen:

On behalf of Extreme Home Staging, Inc. (the “Company”), set forth below are the Company’s responses to the Commission’s comments given by letter dated August 12, 2010 from Jennifer Thompson, Branch Chief (the “Comment Letter”).  The responses are numbered to correspond to the comments set forth in the Comment Letter, which for convenience, we have incorporated into the response letter.

Form 8-K/A Filed June 16, 2010

1.           We have reviewed your response to comment two in our letter dated July 19, 2010, including your proposed revisions that will be included in the planned amendment of this Form 8-K/A and in future filings.  Please confirm to us that you will refrain from quantifying the fair market value of the in-situ gold and other mineral assets in any filings, including in your upcoming June 30, 2010 Form 10-Q.  Alternatively, if you wish to quantify the value of these minerals in your filings, you should identify in your filings the "qualified independent sources" that performed these valuations and provide a reasonably detailed description of the methodology used to value these minerals to provide your investors with better context for how such a high value was determined.  If you wish to quantify the value of these minerals in your filings, you should also file the appraisal reports as exhibits.

Response:  The Company hereby confirms that it will refrain from quantifying the fair market value of the in-situ gold and other mineral assets in future filings, including our Form 10-Q for the quarter ended June 30, 2010.

Please call the undersigned at 312-379-1800 (Extension 1) with any comments or questions regarding the Company’s response.

           Very truly yours,

/s/ Marckensie Theresias
      Marckensie Theresias
Chief Executive Officer

cc:           Securities and Exchange Commission
Yong Kim